333-14002
P.E.
8/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

1- HOLMES FINANCING (No 5) PLC
2- HOLMES FUNDING LIMITED -01
3- HOLMES TRUSTEES LIMITED -02

(Translation of registrant's name into English)

3- -02

02051244

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

ANNOUNCEMENT

The respective Boards of the following Companies announce that Mark Parsons ceased to be an Executive Director and Richard Wise was appointed an Executive Director of each Company with effect from 6th August 2002:-

- Holmes Financing (No 1) plc
- Holmes Financing (No 2) plc
- Holmes Financing (No 3) plc
- Holmes Financing (No 4) plc
- Holmes Financing (No 5) plc
- Holmes Funding Limited
- Holmes Trustees Limited

Signed :.......................................

P J Lott (Authorised Signatory)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 7th August, 2002

By ______________________
P J Lott (Authorised Signatory)